Calculation of Filing Fee Tables

SC TO-I

(Form Type)

StepStone Private Venture and Growth Fund

(Exact Name of Registrant as Specified in its Charter)

Table 1 – Transaction Valuation

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to Be Paid	$8,846,794.15 (1)	$147.60 (2)	$1,305.79

Fees Previously Paid	-		-

Total Transaction Valuation	$8,846,794.15 (1)

Total Fees Due for Filing			$1,305.79

Total Fees Previously Paid			-

Total Fee Offsets			-

Net Fee Due			$1,305.79

(1)	Estimated for purposes of calculating the amount of the filing fee only. Calculated as the aggregate maximum purchase price for shares of beneficial interest.

(2)

Calculated at $147.60 per $1,000,000.00 of the Transaction Valuation in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2024.

Table 2 – Fee Offset Claims and Sources

Not applicable.

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